Exhibit 12.1

ACE Limited
Ratio of Earnings to Fixed Charges

	Years Ended December 31
(in millions of U.S. dollars, except ratios)	2013	2012	2011	2010	2009
Net income	$3,758	$2,706	$1,540	$3,085	$2,523
Add:
Provision for income taxes	480	270	502	553	521
Fixed charges	318	287	288	251	253
Earnings for computation	$4,556	$3,263	$2,330	$3,889	$3,297
Fixed charges
Interest expense	$275	$250	$250	$224	$225
Portion of rental expense deemed to be interest	43	37	38	27	28
Total fixed charges	$318	$287	$288	$251	$253
Ratio of earnings to fixed charges	14.4	11.4	8.1	15.5	13.0

Note: ACE Limited recognizes accruals for interest and penalties, if any, related to unrecognized tax benefits in income tax expense (i.e., excluded from interest expense).